SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Advance Auto Parts, Inc.
(Name of Issuer)

Common Stock (par value $0.0001 per share)
(Title of Class of Securities)

00751Y106
(CUSIP Number)

August 10, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00751Y106	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Merchants’ Gate Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,102,400
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,102,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,102,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON** PN, IA

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00751Y106	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Merchants’ Gate Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,102,400
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,102,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,102,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00751Y106	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Jason Capello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 4,102,400
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 4,102,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,102,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 00751Y106	13G	Page 5 of 10 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Advance Auto Parts, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 5008 Airport Road, Roanoke, Virginia 24012.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)
Merchants’ Gate Capital LP, a Delaware limited partnership (the "Investment Manager"), which serves as the investment manager to, and may be deemed to have beneficial ownership over the securities held by, Merchants’ Gate Offshore Limited Partnership, a Cayman Islands limited partnership (the "Offshore Master") and Merchants’ Gate Onshore Fund LP, a Delaware limited partnership (the “Onshore Fund”) with respect to the shares of Common Stock directly held by the Offshore Master and the Onshore Fund;

(ii)
Merchants’ Gate Capital GP LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner to the Investment Manager. As such, it may be deemed to control the Investment Manager and therefore it may be deemed to have beneficial ownership with respect to the shares of Common Stock directly owned by the Offshore Master and the Onshore Fund;

(iii)
Mr. Jason Capello ("Mr. Capello") who is the Senior Managing Member of the Investment Manager and the General Partner.  As such, Mr. Capello may be deemed to control the Investment Manager and the General Partner and may be deemed to have beneficial ownership with respect to the shares of Common Stock directly owned by the Offshore Master and the Onshore Fund.

The Investment Manager, the General Partner and Mr. Capello are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 00751Y106	13G	Page 6 of 10 Pages

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 712 Fifth Avenue, New York, New York 10019.

Item 2(c).	CITIZENSHIP:

The Investment Manager and the General Partner are organized under the laws of the State of Delaware. Mr. Capello is a citizen of Canada.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock (par value $0.0001 per share) (the "Common Stock")

Item 2(e).	CUSIP NUMBER:

00751Y106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

CUSIP No. 00751Y106	13G	Page 7 of 10 Pages

Item 4.	OWNERSHIP.

A.	The Investment Manager
	(a)	Amount beneficially owned: 4,102,400
	(b)	Percent of class: 5.5%

The percentages used in this Item 4 and elsewhere in this Schedule 13G are calculated based upon the 74,072,000 shares of Common Stock issued and outstanding as of July 16, 2011, as reflected in the Company's Form 8-K filed on August 10, 2011.

	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 4,102,400
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition of: 4,102,400

B.	The General Partner
	(a)	Amount beneficially owned: 4,102,400
	(b)	Percent of class: 5.5%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 4,102,400
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 4,102,400

C.	Mr. Capello
	(a)	Amount beneficially owned: 4,102,400
	(b)	Percent of class: 5.5%
	(c)	(i)	Sole power to vote or direct the vote: -0-
		(ii)	Shared power to vote or direct the vote: 4,102,400
		(iii)	Sole power to dispose or direct the disposition: -0-
		(iv)	Shared power to dispose or direct the disposition: 4,102,400

CUSIP No. 00751Y106	13G	Page 8 of 10 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

The Offshore Master and the Onshore Fund, as clients of the Investment Manager, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00751Y106	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 11, 2011

/s/ Jason Capello
Jason Capello,
Individually, and as Senior Managing
Member of Merchants’ Gate Capital LP
and Merchants’ Gate Capital GP LLC

CUSIP No. 00751Y106	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: August 11, 2011	/s/ Jason Capello
Jason Capello,
Individually, and as Senior Managing
Member of Merchants’ Gate Capital LP
and Merchants’ Gate Capital GP LLC